UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2015

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Market legislation, hereby communicates the following:

RELEVANT INFORMATION

Moody’s Investors Service (Moody’s) has today concluded its review of BBVA’s ratings initiated on March 17, 2015 following the publication of Moody’s new bank rating methodology. As a result, Moody’s has taken the following rating actions on BBVA:

•	Upgraded by one notch BBVA’s issuer / senior unsecured debt ratings, from Baa2 to Baa1. A stable outlook has been assigned to this rating.

•	Upgraded by two notches BBVA’s deposit rating, from Baa2 to A3. A stable outlook has been assigned to this rating.

The rest of BBVA’s ratings remain unchanged.

Madrid, June 17, 2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: June 17, 2015	By:	/s/ María Luisa Gómez Bravo
	Name:	María Luisa Gómez Bravo

	Title:	Head of Investor Relations